FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 2549	OMB APPROVAL OMB Number 3235-0104 Expires: December 31, 2005 Estimated average burden hours per response. . . . 0.5
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holdings Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Response)
1. Name and Address of Reporting Person* Goldstein, Richard J. (Last) (First) (Middle)	4. Issuer Name and Ticker or Trading Symbol KinderCare Learning Centers, Inc. ("KDCR")
c/o Oaktree Capital Management, LLC 333 South Grand Ave., 28th Floor (Street)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ X ] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) [_________________________]
Los Angeles, CA 90071 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year)
2 Date of Event Requiring Statement (Month/Day/Year) 2/7/03	7. Individual or Joint/Group Filing (Check Applicable Line) [ X ] Form Filed by One Reporting Person [ ] Form Filed by More than One Reporting Person
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.01 per share	0 (1)	--	--

(1) Does not include 1,898,488 shares directly owned by TCW Special Credits Fund V - The Principal Fund ("Fund V"). Oaktree Capital Management, LLC ("Oaktree") proides investment sub-advisory services to Fund V pursuant to a sub-advisory agreement. As a Managing Director of Oaktree, the Reporting Person may be deemed, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), to be a beneficial owner of shares of common stock, par value $0.01 per share, of the Issuer (the "Issuer Common Stock") held by Fund V. However, pursuant to Rule 16a-1(2) promulgated under the Act, the Reporting Person hereby disclaims any beneficial ownership of such shares of the Issuer Common Stock, except to the extent of any pecuniary interest therein.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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Form 3 (continued)
Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Richard J. Goldstein ** Signature of Reporting Person	February 5, 2003 Date
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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